                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933

                           For the month of March 2005

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F   X     Form 40-F
                -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes               No    X
          -----             -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   BANCOLOMBIA S.A.
                                                     (Registrant)




Date: March 14, 2005                    By /s/ JAIME ALBERTO VELASQUEZ B.
                                           ------------------------------
                                           Name: Jaime Alberto Velasquez B.
                                           Title: Vice President of Finance

                                BANCOLOMBIA S.A.
                           CALLE 50 N (DEGREE) 51-66
                               MEDELLIN, COLOMBIA

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                    ORDINARY GENERAL MEETING OF STOCKHOLDERS
                           TO BE HELD MARCH 28, 2005.

                           --------------------------

                                   MARCH 2005

            This Proxy Statement is furnished by Bancolombia S.A. (the "Company") in connection with the Ordinary General Meeting of Stockholders (the "Meeting") to be held on March 28, 2005, for the purposes set forth in the accompanying Notice of Meeting at Teatro Metropolitano de Medellin, Calle 41 N(degree) 57-30, Medellin, Colombia.

            As of December 31, 2004, there were issued and outstanding 398,259,608 shares of Common Stock (par value 500.00 pesos) (the "Common Shares") of the Company and 178,435,787 shares of Preferred Stock (par value
500.00 pesos) (the "Preferred Shares"), including 106,602,1711 Preferred Shares (the "Deposited Shares") deposited with Fiducolombia S.A., as Custodian and agent of The Bank of New York, the Depositary (the "Depositary") under the Deposit Agreement, dated as of July 25, 1995 (the "Deposit Agreement"), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the "ADRs") issued thereunder. The Deposited Shares are represented by American Depositary Shares (the "American Depositary Shares" or the "ADSs") which are evidenced by ADRs.

            Under the Company's Estatutos (or by-laws) and Colombian law, the holders of Preferred Shares do not generally have the right to vote in a shareholders meeting. However, in connection with the approval of the merger among the Company, Conavi Banco Comercial y de Ahorro, S.A., a banking entity organized and existing under the laws of the Republic of Colombia ("Colombia") (such entity, "Conavi") and Corporacion Financiera Nacional y Suramericana, S.A., a

--------------------
1 ADRs for 169 Preferred Shares purchased on December 28, 2004 were registered on January 3, 2005. This purchase and registration explains the odd number of Preferred Shares currently registered as ADRs.

financial entity organized and existing under the laws of Colombia ("Corfinsura"), with the Company being the surviving entity (the "Merger"), the holders of Preferred Shares are being extended the right to vote, voting together with the holders of Common Shares as one class. Each holder of Preferred Shares is entitled to one vote per share on the resolution relating to the Merger; each holder of Common Shares is entitled to one vote per share on all of the resolutions being presented at the Meeting.

            Any holder of record of ADRs as of March 1, 2005 who desires to have the Deposited Shares with respect to its ADRs voted at the Meeting should complete, date, sign and return to the Depositary the enclosed form of Instructions by 3:30 p.m., New York time, on March 24, 2005. The Depositary, in cooperation with the Company, will thereupon vote such Deposited Shares. The Depositary will not vote any Deposited Shares as to which it has not received written Instructions. Any holder of ADRs is entitled to revoke any Instruction which it has previously given by filing with the Depositary a written revocation or duly executed Instruction bearing a later date at any time prior to 3:30 p.m, New York time, on March 24, 2005.

                                     GENERAL

            The Company, Conavi and Corfinsura are leading financial institutions in the Colombian market. Bancolombia, the largest financial institution in Colombia, has an asset value as of December 31, 2004 of 14 billion Colombian pesos and is considered a leader in the entire range of financial services. Conavi is a bank specialized in housing finance and has an asset value as of December 31, 2004 of 4.7 billion Colombian pesos. Corfinsura is the largest financial corporation institution in Colombia, with an asset value as of December 31, 2004 of 4 billion Colombian pesos.2

            On February 28, 2005, the Company entered into a merger agreement (the "Merger Agreement") with Conavi and Corfinsura, whereby the parties agreed to merge Conavi and Corfinsura with and into the Company, as surviving entity. The Merger will take place after Corfinsura has spun-off its non-financial investment portfolio. Certain information concerning Conavi and Corfinsura and the terms of the Merger are provided below. The information concerning Conavi and Corfinsura was provided by such companies. The Company has not independently verified this information and does not make any representation or warranty as to its accuracy or completeness.

CONAVI

Conavi Banco Comercial y de Ahorros S.A. started operations in 1974, in the city of Medellin, as a savings and housing corporation (Corporacion Nacional de Ahorro y Vivienda S.A.) devoted to raising resources from individuals through savings accounts and the granting of mortgage loans. Its conversion into a Bank as a result of Law 546 of 1999, was approved on February 2000, and on April 2001, Conavi started operations under the new corporate name.

The Bank's positioning within its target market, the image of reliability perceived by clients, and the reputation based on service quality have contributed to the high valuation of the CONAVI brand name.

Conavi's main headquarters are located in the city of Medellin. The Bank has
3.977 employees and 238 branches in 48 cities providing services to approximately 3 million clients.


--------------------
2 The rate of exchange as published by the Superintendency of Banking as of March 1, 2005 is 2.327.98 Colombian pesos to US$1. All the figures in this document are unconsolidated.

                                  2002            2003             2004
                               ---------       ---------        ----------
                                      (In millions of nominal pesos)
NET INCOME
  Interest Income                392.813         361.197          401.643
  Interest Expense               187.743         156.985          163.726
                               ---------       ---------        ----------
    Net Interest Income          205.069         204.212          237.917
  Non-Interest Income            470.994         547.434          570.523
  Non-Interest Expense           618.326         638.489          698.611
  Adjustments                         --              --               --
                               ---------       ---------        ----------
    Income Before                 57.738         113.157          109.829
    Taxes
  Taxes                            1.007           9.562               --
                               ---------       ---------        ----------
    NET INCOME                    56.731         103.595          109.829
                               =========       =========        =========



                                  2002            2003             2004
                               ---------       ---------        ----------
                                     (In millions of nominal pesos)
BALANCE SHEET ITEMS
Average Assets                 3.828.165       4.078.807        4.421.364
Revenue-producing Assets       3.131.176       3.314.864        3.821.764
Average Loan Portfolio         2.149.870       2.172.617        2.280.922
Loan Portfolio -               2.062.738       2.282.496        2.279.348
Past-due Loans -                 528.062         507.210          170.826
Average Shareholders'
  Equity                         322.825         350.052          381.958

Return on Assets                   1,48%           2,54%            2,48%
Return on Equity                  17,57%          29,59%           28,75%


CORFINSURA

Corporacion Financiera Nacional y Suramericana S.A. "CORFINSURA" is a financial corporation established in August 8, 1959. In 1993, the Superintendency of Banking renewed its operating permit definitively through Resolution 3140 dated September 24, 1993. Corfinsura's main objective is to mobilize resources and assign capital in order to promote the creation, reorganization, merger, transformation, and expansion of any type of enterprise, mostly through investment banking services. Moreover, to participate in its capital, to promote third party participation by granting medium and long term financing, and to offer specialized financial services to contribute to their growth.

Corfinsura's main headquarters are located in the city of Medellin. The Corporation has 560 employees and 20 branches in the country's main cities. The Corporation consolidates its financial statements with the following subsidiaries:

                                                                           % owned as of
                                                                            December 31      Acquisition
Entity                           Location       Activity                   2004      2003        date
------                           --------       --------                   ----      ----        ----
Suleasing S. A.                  Colombia       Financial leasing           100%      100%       1993
Suleasing Internacional S.A.     Colombia       Cross-border lease           76%       51%       1993
y Subordinada.                                  operations
Surenting S.A.                   Colombia       Operating leasing          75.5%       51%       1997
Suvalor S.A.                     Colombia       Brokerage                   100%      100%       1992
Inversiones C.F.N.S. Ltda.       Colombia       Holding                    99.9%     99.9%       1998
Banco Corfinsura                 Puerto         International banking
Internacional Inc.               Rico                                       100%      100%       1997
Fiduciaria Corfinsura S.A.       Colombia       Fiduciary activity          100%      100%       2003

                              2002          2003         2004
                              ----          ----         ----
                               (In millions of nominal pesos)
NET INCOME                                            Post spin-off
----------                                            -------------
Interest Income              216.725       212.474       239.587
Interest Expense             179.604       171.069       181.016
                             -------       -------       -------
   Net Interest Income        37.121        41.405        58.571
Non-Interest Income          252.639       213.518       339.372
Non-Interest Expense         250.639       168.823       315.011
Adjustments                       --            --            --
                             -------       -------       -------
   Income Before Taxes        39.121        86.100        82.932
Taxes                          5.900         9.446         6.200
                             -------       -------       -------
NET INCOME                    33.221        76.654        76.732
                             =======       =======       =======

                                   2002          2003         2004(3)
                                   ----          ----         -------
                                    (In millions of nominal pesos)
BALANCE SHEET ITEMS                                        Post spin-off
-------------------                                        -------------
Average total assets             2.690.016     2.961.272     3.259.717
Revenue-producing Assets         2.593.154     2.998.356     3.065.320
Average Loan Portfolio           1.893.616     1.980.768     2.192.503
Loan Portfolio                   1.947.634     2.013.903     2.192.503
Past-due Loans                      27.170        24.311         5.310
Average Shareholders' Equity       455.785       598.609       470.129

-------------
3 As the information for 2004 is calculated taking the spin-off of certain assets by Corfinsura into account, it was not possible to provide year-long average information. Instead, year-end averages are given for 2004.

Return on Assets             1.3%                   2.6%                 2.4%
Return on Equity             6.7%                  12.8%                16.3%

THE MERGER AGREEMENT

General

            Pursuant to the Merger Agreement, Conavi and Corfinsura will merge with and into the Company, as surviving entity. The Merger will take place after Corfinsura has spun-off part of its investment portfolio, which will be transferred to a new entity formed by the shareholders of Corfinsura (the "Spin-Off").

            The shares of Conavi will be exchanged at a ratio of one (1) share of Bancolombia Common Shares or one (1) share of Bancolombia Preferred Shares, at the shareholder's option, for 115.39184295 shares of Conavi, and the shares of Corfinsura will be exchanged at a ratio of one (1) share of Bancolombia Common Shares or one (1) share of Bancolombia Preferred Shares, at the shareholder's option, for 1.48709574 shares of Corfinsura (the "Exchange Ratio"), in accordance with the independent technical valuation study presented by BNP Paribas S.A., which includes, among other things: (i) the relative valuation of the respective contributions of Bancolombia, Conavi and Corfinsura to the Merger and (ii) the exchange ratio applicable to the contemplated Merger.4

            The exchange is expected to occur during the third quarter of, 2005. Management estimates that the total number of new Common Shares and Preferred Shares of the Company to be issued in the Merger will increase the issued and paid capital from 576,695,395 outstanding Shares to approximately 727,829,109 outstanding Shares.

            The Merger is subject to certain conditions described below, including Colombian regulatory approval and the approval by the shareholders of each of the Company, Conavi and Corfinsura. The Company expects that the shareholders of Conavi and Corfinsura will also vote on the Merger on March 28, 2005.

            Each of the parties to the Merger has engaged an investment banking firm to issue a fairness opinion in respect of the Merger. The Company has engaged Credit Suisse First Boston LLC ("CSFB"), Conavi has engaged Citigroup Global Market Inc., and Corfinsura has engaged NM Rothschild & Sons (Mexico), S.A. de C.V. The text of the CSFB fairness opinion is available to the shareholders of the Company at the main office of the Company and the Depositary.

            In addition, from the date hereof until the day before the Meeting, the shareholders of the Company, including holders of Preferred Shares, will have access to the Company's, records

-------------
4 According to BNP Paribas' study, the relative valuation of the contributions is 75.5% from Bancolombia, 12.7% from Corfinsura after the spin-off and 11.8% from Conavi. Taking into account the stock that Bancolombia and Corfinsura hold in Conavi before completing the Merger, which represents 28.5188% and 6.4639% of Conavi, respectively, as well as the stock that Bancolombia currently holds of Corfinsura, which represents 4.6131% of Corfinsura, once the Merger is completed, it is estimated that the shareholders of Bancolombia will hold 79.25% of the merged entity, while shareholders of Conavi and Corfinsura will hold the remaining 20.75% of the merged entity.

and documentation related to the Merger, which will be available to them at the main office of the Company and the Depositary.

Conditions to Closing

            The Merger is subject to certain closing conditions, which include, among others, (i) approval of the Merger by the shareholders of Conavi, (ii) approval of the Spin-Off and the Merger by the shareholders of Corfinsura, (iii) approval by the Colombian Superintendency of Securities of the alternative that will be presented to Corfinsura's current ordinary bond holders as a result of the Spin-Off, (iv) completion of the Spin-Off, (v) approval by the Colombian Superintendency of Banking of the Spin- Off and the Merger (vi) receipt of all other required regulatory approvals in Colombia or elsewhere.

POST-MERGER

            As a result of the Merger, the Company is expected to maintain its leading position among financial institutions in Colombia with respect to all financial services and is also expected to have the largest number of branches in Colombia. Following the Merger, Management expects to develop synergies that will allow the Company to become a financial institution better able to respond to the ever-growing demands of today's dynamic economy and the international financial markets.

            Furthermore, the Merger is expected to allow the financing of larger projects as compared to the projects which might be financed individually by each of the companies involved in the Merger. As a result of the Merger, the new entity will attempt to increase its competitiveness in a market that is in constant evolution. No assurances can be given however, that any of the expected benefits and advantages of the Merger will be realized to the extent currently contemplated by management, if at all. Moreover, the Merger could require the Company to invest more capital than it is expecting or more time and effort by management than it is expecting in order to realize the benefits the Company is projecting for the Merger. If the Company fails to manage the integration of the businesses of the Company, Conavi and Corfinsura effectively, the Company's operations and financial results after the Merger may be affected, both materially and adversely.

            From the date hereof until the day before the Meeting, the shareholders of the Company, including holders of Preferred Shares, will have access to the Company's books, records and documentation related to the Merger, which will be available to them at the main office of the Company and the Depositary.

                       MATTERS TO COME BEFORE THE MEETING

I.    APPROVAL OF THE MERGER

            The Company proposes that the Meeting adopts a resolution approving
(a) the Merger Agreement by the Company with Conavi and Corfinsura, as such Merger Agreement may be amended, and the subsequent merger of the three entities with the Company being the surviving entity, and (b) the corresponding issuance of Bancolombia's Common Shares and Preferred Shares to be delivered to the shareholders of Conavi and Corfinsura in connection with the Merger.

Vote Required For Approval

            The affirmative vote of a simple majority (50% plus one share) of the Common Shares and Preferred Shares, voting together as a single class, present at the Meeting is required for approval of the Merger. The quorum required for the Meeting will also be a simple majority (50% plus one share) of the outstanding Common Shares and Preferred Shares taken together as a single class.

II.   ADDITIONAL MATTERS

            The Notice of Meeting and the Preliminary Agenda for the Meeting identify the additional matters that are expected to come before the Meeting. The holders of Preferred Shares (including those represented by ADSs) will not be entitled to vote on any of these matters at the Meeting.

                                  OTHER MATTERS

            Management is not aware of any other matters which may come before the Meeting other than those outlined in the accompanying Notice of Meeting.

                                           JORGE LONDONO SALDARRIAGA
                                           President

               BANCOLOMBIA S.A. PRELIMINARY AGENDA FOR THE GENERAL
                SHAREHOLDERS MEETING TO BE HELD ON MARCH 28, 2005


The following is the preliminary agenda which will be subject to approval by the shareholders and discussed at the next General Shareholders Meeting to be held on Monday, March 28, 2005. In accordance with current regulations in Colombia and the Bank's Bylaws regarding preferred stock, the holders of such stocks will not have a right to vote on the meeting, except on proposals regarding the Merger of Bancolombia, Conavi and Corfinsura.

PRELIMINARY AGENDA
GENERAL SHAREHOLDERS MEETING
MARCH 28, 2005


NATIONAL ANTHEM

      1.    Confirmation of quorum.

      2.    Reading and approval of the agenda.

      3. Commission election for vote count and for the approval and signature of the minutes of the meeting.

      4.    Report of the Board of Directors and the President.

      5. Individual and consolidated financial statements through December 31, 2004.

      6.    Report of the Auditor.

      7. Review and approval of the management report and financial statements.

      8.    Board of Directors' proposal on profit distribution.

      9.    Appropriations for administering the Audit.

      10.   Determination of compensation for the Auditor.

      11.   Determination of compensation for members of the Board of Directors.

      12. Determination of compensation for the "Defensor del Cliente" (Client Representative).

      13.   Board of Directors' proposal on transfers without consideration.

      14.   Management's Report on the Merger.

      15.   Financial Statements of Conavi and Corfinsura as of December 31,
            2004.

      16. Proposal regarding the approval of the merger agreement signed with Conavi and Corfinsura.

      17. Board of Directors' proposal on amendments to the by-laws, including the increase in the authorized capital.

      18. Board of Directors' proposal on the issuance of shares for purposes of the exchange.

      19.   Election of members of the Board of Directors.

      20.   Other proposals.


ANTIOQUENO ANTHEM

                  ORDINARY GENERAL SHAREHOLDERS' MEETING NOTICE

The President of BANCOLOMBIA S.A. invites shareholders that are holders of common and non-voting preferred shares of Bancolombia to the General Shareholders' Meeting that will take place Monday, March 28, 2005, at 10:30 a.m. in the Metropolitan Theater of Medellin, located on Calle 41 No. 57-30.

In addition to the matters discussed in the normal course of the ordinary meeting, the merger agreement of BANCOLOMBIA with CONAVI BANCO COMERCIAL Y DE AHORROS S.A. and CORPORACION FINANCIERA NACIONAL Y SURAMERICANA S.A. CORFINSURA and the increase of the Bank's authorized capital, among other subjects relating to the merger, will be presented for the consideration of shareholders.

As Bancolombia is a financial institution withdrawal rights will be available to shareholders under the terms and conditions set forth in numeral 4, article 62 of the Estatuto Organico del Sistema Financiero (Decree 663 of 1993, as amended).

From this day forward, documents required by Colombian law to be made available to shareholders, including those relating to the contemplated transaction, can be accessed at the Bank's headquarters at Calle 50 No. 51-66 in Medellin, and at the Depositary's Corporate Trust Offices in New York City.

JORGE LONDONO SALDARRIAGA
President

      - Shareholders can be represented in the meeting by written proxy in accordance with the law.

      - Powers cannot be conferred to individuals related directly or indirectly to the Bank's administration or its employees.